

Mail Stop 3720

July 17, 2007

Robert J. Skandalaris
Chairman and Chief Executive Officer
Oakmont Acquisition Corp.
33 Bloomfield Hills Parkway
Suite 240
Bloomfield Hills, Michigan 48304

> **Re:** **Oakmont Acquisition Corp.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 10, 2007**
> **File No. 0-51423**

Dear Mr. Skandalaris:

The purpose of this letter is to restate our comment relating to the dissemination of your definitive proxy statement that we issued via telephone to your counsel on July 9 and 10, 2007. As stated during our telephone conversations, we have concerns under Rule 14a-9 with respect to the manner and timing by which you plan to disseminate the proxy materials to your shareholders prior to the meeting currently scheduled for 8:00 a.m. on July 18, 2007. We make no representation as to the sufficiency of the time you have provided for Oakmont shareholders to receive and review the proxy materials in order to:

- make an informed voting decision on the proposed merger with Brooke Credit Corporation; and
- make an informed investment decision as to whether to elect conversion of their shares.

With respect to the adequacy of the dissemination period that you have provided prior to the meeting, we refer you to the guidance set forth in Release No. 34-33768 (March 16, 1994), which reminds registrants that the proxy materials "must be mailed sufficiently in advance of the meeting date to allow five business days for processing by the banks and brokers and an additional period to provide ample time for delivery of the material, consideration of the material by the beneficial owners, return of their voting instructions, and transmittal of the vote from the bank or broker to the tabulator."

Other than the issues concerning the dissemination of your proxy, we have not undertaken any further review of the definitive proxy statement and other soliciting materials at this time.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Thomas E. Hartman, Esq.
        Foley & Lardner
        Via Facsimile: (313) 234-2800